[SIMPSON THACHER & BARTLETT LETTERHEAD]


(212) 455-2000


                                    February 4, 2000


                      Re: The Emerging Markets Income Fund II Inc
                          File No. 333-13845

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Ladies and Gentlemen:

              We are writing in reference to The Emerging Markets Income Fund

II Inc (the "Fund").  Pursuant to Rule 477 under the Securities Act of 1933 we wish to withdraw the Fund's registration statement on Form N-2 under the

Securities Act of 1933 (File No. 333-13845) as filed with the Securities and

Exchange Commission on October 10, 1996.

              If you should have any questions or comments regarding this matter, please call David A. Shevlin (212-455-3682) of this firm.

                                    Very truly yours,

                                    /s/Simpson Thacher & Bartlett
                                    --------------------------------------
                                    SIMPSON THACHER & BARTLETT



cc:  Keith O'Connell